UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Lands’ End, Inc.

(Name of Subject Company)

Lands’ End, Inc.

(Name of Persons Filing Statement)

Common stock, par value $0.01 per share

(Title of Class of Securities)

51509F105

(CUSIP Number of Class of Securities)

Peter L. Gray

President, Lands’ End Licensing, Chief Administrative Officer and General Counsel

Lands’ End, Inc.

5 Lands’ End Lane

Dodgeville, Wisconsin 53595

(608) 935-9341

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Igor Kirman

Wachtell, Lipton, Rosen & Katz

51 W 52nd St,

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

Page

Item 1.	Subject Company Information. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1

Item 2.	Identity and Background of Filing Person. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1

Item 3.	Past Contacts, Transactions, Negotiations and Agreements. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	4

Item 4.	The Solicitation or Recommendation. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	7

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	19

Item 6.	Interest in Securities of the Subject Company. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	20

Item 7.	Purposes of the Transaction and Plans or Proposals. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	20

Item 8.	Additional Information. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	21

Item 9.	Exhibits. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	23

-i-

Item 1.	Subject Company Information.

(a)	Name and Address.

The name of the subject company is Lands’ End, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 5 Lands’ End Lane, Dodgeville, Wisconsin, 53595, and the telephone number of its principal executive offices is (608) 935-9341.

(b)	Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.01 per share (the “Common Stock”). As of March 9, 2026, there were 30,665,972 shares of Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a)	Name and Address.

The name, business address and business telephone number of the Company, which is the only person filing this Schedule 14D-9, are set forth in Item 1(a) above and incorporated herein by reference. The filing person is the subject company.

(b)	Tender Offer.

This Schedule 14D-9 relates to the tender offer by LEWHP, LLC, a Delaware limited liability company (“Purchaser”) and a wholly owned indirect subsidiary of WH Topco, L.P., a Delaware limited partnership (“WHP Global”) (d/b/a WHP Global), to purchase up to 2,222,222 of the issued and outstanding shares (the “Offer Cap”) of Common Stock at a price of $45.00 per share of Common Stock in cash, without interest and less any applicable tax withholding (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of February 26, 2026 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on February 26, 2026. The Offer to Purchase and the form of Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal have been made available to the Company’s stockholders on February 26, 2026. The Offer will expire at the Expiration Time. The term “Expiration Time” means one minute past 11:59 p.m., Eastern Time, on March 26, 2026 unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Purchase Agreement (as defined below), in which case the term “Expiration Time” means such subsequent time on such subsequent date.

The Offer is being made pursuant to a Membership Interest Purchase Agreement, dated January 26, 2026 (as it may be amended from time to time, the “Purchase Agreement”), by and among the Company, Purchaser, Lands’ End Direct Merchants, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“LEDM” and, collectively with the Company, “Sellers”), WH Borrower, LLC, a Delaware limited liability company (“WHP Borrower”), and WHP Global. A copy of the Purchase Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Purchase Agreement is summarized in Section 11 – “The Purchase Agreement; Other Agreements – Purchase Agreement” of the Offer to Purchase. Pursuant to the Purchase Agreement, the Company and LEDM have also agreed to (i) contribute all of their respective intellectual property and related assets associated with the “Lands’ End” brand, including all of the license agreements entered into in connection with the Company’s licensing business (the “Contributed Assets”) to a newly formed Delaware limited liability company and wholly owned subsidiary of Sellers (“LE Topco”), and LE Topco will assume certain liabilities related to the Contributed Assets (the “Assumed Liabilities”) (such transactions, the “IP Contribution”), and (ii) immediately thereafter, sell 50% of LE Topco’s Class A units (the “Units”), representing a 50% controlling ownership stake in LE Topco, to Purchaser for an aggregate purchase price of $300 million in cash.

The transactions, other than the Offer, contemplated by the Purchase Agreement are collectively referred to herein as the “Transactions.” The Purchase Agreement has been filed herewith as Exhibit (e)(1) and is incorporated herein by reference. The Purchase Agreement is summarized in Section 11 – “The Purchase Agreement; Other Agreements – Purchase Agreement” of the Offer to Purchase.

A joint press release, dated January 26, 2026, issued by the Company and Purchaser announcing the Purchase Agreement and the Offer is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and incorporated herein by reference.

The obligation of Purchaser to accept for payment and pay for shares of Common Stock validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions below. Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Securities Exchange Act of 1934, as amended (relating to Purchaser’s obligation to pay for or return tendered shares of Common Stock promptly after the termination or withdrawal of the Offer), to pay for any shares of Common Stock validly tendered (and not validly withdrawn) pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any tendered shares of Common Stock, and (subject to the provisions of the Purchase Agreement) may not accept for payment any tendered shares of Common Stock if, at the then-scheduled Expiration Time, any of the following conditions (collectively, the “Offer Conditions”) exist:

(i)	An injunction or similar order by any court of competent jurisdiction in the United States or in certain other jurisdictions that prohibits the closing of the Transactions has been entered and continues to be in effect, or any federal, state, local or foreign law, statute, code, ordinance, rule, regulation, judgment, order, injunction, ruling or decree of any Governmental Authority has been enacted, entered, enforced, adopted or promulgated after the date of the Purchase Agreement by any U.S., state or local governmental or regulatory agency, commission, court, body, entity, arbitrator, judicial government entity, or authority in the United States or in certain other jurisdictions that, in any case, prohibits or makes illegal the closing of the Transactions and which continues to be in effect;

(ii)	the Antitrust Condition has not been satisfied. The “Antitrust Condition” means that (A) any applicable waiting period (and any extension thereof) applicable to the closing of Transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) shall have expired or early termination thereof shall have been granted, or clearance otherwise provided, as applicable, and (B) the German Federal Cartel Office (Bundeskartellamt) shall have decided that the prohibition criteria in the German Act against Restraints of Competition 1957, as amended (Gesetz gegen Wettbewerbsbeschränkungen 1957) (“GWB”), are not satisfied, or the German Federal Cartel Office shall have been deemed to have made such a decision in accordance with the GWB;

(iii)	(A) the representations and warranties of the Sellers set forth in Section 4.1 (Organization and Authority of Seller; Enforceability), Section 4.2(a) (No Conflicts; Consents), Section 4.8 (Ownership of Purchased Equity), Section 4.10 (Brokers) and Section 4.11 (Capitalization of the Company) of the Purchase Agreement (the “Fundamental Representations”) are not true and correct in all material respects on and as of the Expiration Time (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects) and (B) all representations and warranties of Sellers contained in the Purchase Agreement other than the Fundamental Representations are not true and correct in all respects (disregarding all qualifications or limitations as to “materiality” and “Material Adverse Effect,” as defined in the Purchase Agreement) on and as of the Expiration Time (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects), except, in the case of this clause (B), where the failure to be true and correct would not, individually or in the aggregate, have a Material Adverse Effect;

(iv)	Sellers have not complied with or performed in all material respects their obligations required to be complied with or performed by them pursuant to the Purchase Agreement at or prior to the closing of the Transactions;

(v)	A Material Adverse Effect shall have occurred and be continuing;

(vi)	Purchaser shall have failed to have received a certificate, dated the date on which the Expiration Time occurs and signed by a duly authorized officer of each Seller, certifying that each of the conditions set forth in clauses (iii), (iv) and (v) above have been satisfied as of immediately prior to the Expiration Time;

(vii)	Purchaser shall have failed to receive any or all of the following: (i) the LLCA, (ii) the License Agreement, (iii) the Contribution, Assignment and Assumption Agreement and (iv) the Management Services Agreement (each as defined in Item 3 – Past Contacts, Transactions, Negotiations and Agreements) duly executed by the applicable Seller as set forth in the Purchase Agreement; and

(viii)	the IP Contribution shall have failed to have been closed in all but de minimis respects such that, as of immediately prior to the Expiration Time, LE Topco is not the owner of the Contributed Assets in all but de minimis respects.

Subject to the terms of the Offer and the Purchase Agreement and subject to the satisfaction or waiver of all of the Offer Conditions, Purchaser will accept for payment and pay for all shares of Common Stock, validly tendered and not validly withdrawn pursuant to the Offer, subject to the Offer Cap, as soon as practicable after the scheduled Expiration Time.

In the event that shares of Common Stock representing more than the Offer Cap are validly tendered (and not validly withdrawn) prior to the Expiration Time, Purchaser will purchase a number of shares of Common Stock equal to the Offer Cap on a pro rata basis (with adjustments to avoid purchases of fractional shares) based on the number of shares of Common Stock validly tendered (and not validly withdrawn) prior to the Expiration Time. In doing so, Purchaser will determine the number of shares of Common Stock validly tendered by each tendering stockholder and apply a proration factor to determine the number of tendered shares of Common Stock Purchaser will purchase from each tendering stockholder. The proration factor will equal the Offer Cap, divided by the total number of shares of Common Stock that were validly tendered (and not validly withdrawn) (with any resulting fractional shares of Common Stock rounded to the nearest whole share).

The foregoing summary and description of the Purchase Agreement and the Transactions are qualified in their entirety by the more detailed description contained in the Offer to Purchase and accompanying Letter of Transmittal and the Purchase Agreement. A copy of the Purchase Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Schedule TO states that the principal executive offices of Purchaser are located at 530 Fifth Avenue, 12th Floor New York, NY 10036.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance. Printed copies or additional electronic copies of this Schedule 14D-9 may be obtained upon written request and at no cost to stockholders from the Secretary of the Company at Lands’ End, Inc., Legal Department, 5 Lands’ End Lane, Dodgeville, Wisconsin 53595, Attention: Secretary.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Except as set forth or incorporated by reference in this Schedule 14D-9, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates of the Company or (ii) Purchaser or its executive officers, directors or affiliates, on the other hand.

Transaction Success Bonuses

On March 5, 2026, the Board of Directors of the Company (the “Board”) approved the grant of transaction success bonuses to each of Andrew J. McLean, Bernard McCracken and Peter L. Gray. Mr. McLean's transaction success bonus is equal to two (2) times his annual base salary, and each of Messrs. McCracken's and Gray's transaction success bonuses are equal to one and one-half (1.5) times their annual base salaries, in each case, less any deductions required to be made under applicable law. Subject to the closing of the Transactions occurring, fifty percent (50%) of the transaction success bonuses will become payable upon the closing, twenty-five percent (25%) will become payable upon the one-year anniversary of the closing and twenty-five percent (25%) will become payable on December 31, 2027, in each case, subject to the executive's continued employment through the applicable payment date, or will become payable upon the earlier termination of the executive's employment by the Company without “cause” or by the executive for “good reason” (each as defined in the executive's severance agreement).

Acceleration of Certain Company PSU Awards Held by Executive Officers

On March 5, 2026, the Board approved the accelerated vesting of certain awards of performance-based restricted stock units (“Company PSU Awards”) held by the Company's executive officers that were granted on April 7, 2025. Pursuant to the vesting schedule approved by the Board, subject to the closing of the Transactions occurring, fifty percent (50%) of such Company PSU Awards will vest upon the closing, twenty-five percent (25%) will vest upon the one-year anniversary of the closing and twenty-five percent (25%) will vest on December 31, 2027, in each case, subject to the executive's continued employment through the applicable vesting date.

Outstanding Shares Held by Directors and Executive Officers

Certain executive officers and directors of the Company hold outstanding shares of Common Stock. If the directors and executive officers of the Company who own Shares tender their Shares pursuant to the Offer, such individuals will be entitled to receive the same Offer Price per share of Common Stock on the same terms and conditions as the other stockholders of the Company, as described above. To our knowledge, as of the date of this Schedule 14D-9, each executive officer and director of the Company who owns shares of Common Stock presently intends to tender in the Offer all shares that he or she owns of record or beneficially. See “Item 4. The Solicitation or Recommendation - Intent to Tender.”

As of March 9, 2026, the executive officers and directors of the Company beneficially owned, in the aggregate, 528,705 shares (excluding shares issuable upon exercise of outstanding options to purchase shares of Common Stock (“Company Options”) and vesting and settlement of outstanding awards of time-based restricted stock units (“Company RSU Awards”) and awards of performance-based restricted stock units (“Company PSU Awards”)), representing approximately 1.7% of the then-outstanding shares of Common Stock. The following table sets forth the number of shares of Common Stock (excluding shares issuable upon exercise of outstanding Company Options and vesting and settlement of outstanding Company RSU Awards and Company PSU Awards) beneficially owned as of March 9, 2026 by each of our executive officers and directors:

Name of Beneficial Owner	Number of Shares Beneficially Owned (#)
Martin Christopher	3,472
Robert Galvin	39,027
Peter L. Gray	146,247
Gordon Hartogensis	9,894
Elizabeth Leykum	12,299
Josephine Linden	45,817
Kym Maas	15,605
John T. McClain	11,054
Bernard McCracken	33,158
Andrew J. McLean	208,336
Alicia Parker	3,796

Transaction Agreements

The following summary of the material provisions of the Purchase Agreement and the other transaction agreements described below (together, the “Transaction Agreements”), and all other provisions of the Transaction Agreements discussed herein, are qualified in their entirety by reference to the full text of the applicable agreements, copies of which are filed as exhibits to this Schedule 14D-9 and are incorporated herein by reference. The following summary is not intended to be complete and may not contain all of the information about the Transaction Agreements that is important to you. For a complete understanding of the Transaction Agreements, you are encouraged to read their full text.

Purchase Agreement

On January 26, 2026, the Company, Purchaser, LEDM, WHP Borrower and WHP Global entered into the Purchase Agreement. The summary of the Purchase Agreement contained in Section 11 – “The Purchase Agreement; Other Agreements – Purchase Agreement” and the description of the terms and conditions of the Offer contained in Section 15 – “Conditions of the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of the Schedule TO, are incorporated herein by reference.

The Purchase Agreement has been filed as an exhibit to this Schedule 14D-9 with the SEC and is incorporated by reference herein to provide investors and stockholders with information regarding the terms of the Purchase Agreement. It is not intended to modify or supplement any factual disclosures about the Company or Purchaser. The representations, warranties and covenants contained in the Purchase Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the Company and Purchaser and may be subject to qualifications and limitations agreed upon by the Company and Purchaser. In particular, in reviewing the representations, warranties and covenants contained in the Purchase Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the Company and Purchaser, rather than establishing matters as facts. Investors are not third-party beneficiaries under the Purchase Agreement (except that any one or more of the holders of Common Stock may enforce the provisions in the Purchase Agreement relating to their right to receive the consideration in the Offer applicable to such holder(s)). Accordingly, investors should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in the Company’s and Purchaser’s public disclosures.

The summary of the Purchase Agreement and the descriptions of the terms and conditions of the Offer and the Transactions contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

Amended and Restated Limited Liability Company Agreement

At the Closing, Sellers, LE Topco, Purchaser and WHP Global will enter into the amended and restated limited liability company agreement of LE Topco by and among LE Topco, Sellers, Purchaser and, solely for purposes of certain sections enumerated therein, WHP Global (the “LLCA”), pursuant to which LE Topco will have a single class of membership interests consisting of the Units, with Sellers owning 50% of the Units and Purchaser owning 50% of the Units. The summary of the LLCA contained in Section 11 – “The Purchase Agreement; Other Agreements – Amended and Restated Limited Liability Company Agreement” of the Offer to Purchase is incorporated herein by reference.

The summary of the LLCA in the Offer to Purchase is only a summary and is qualified in its entirety by reference to the LLCA, a copy of which is filed as Exhibit (e)(2) to this Schedule 14D-9 and incorporated herein by reference.

Management Services Agreement

At the Closing, Purchaser will enter into a Management Services Agreement (the “MSA”) with LE Topco. The MSA provides, among other things, that LE Topco will pay a yearly management fee of $5,000,000 to Purchaser in relation to management services provided by Purchaser on a non-exclusive basis to LE Topco. The summary of the MSA contained in Section 11 – “The Purchase Agreement; Other Agreements – Management Services Agreement” of the Offer to Purchase is incorporated herein by reference.

License Agreement

At the Closing, in connection with the Purchase Agreement, the Company, LEDM and LE Topco will enter into a License Agreement (the “License Agreement”), pursuant to which LE Topco will grant LEDM a license under the intellectual property rights included among the Contributed Assets. The summary of the License Agreement contained in Section 11 – “The Purchase Agreement; Other Agreements – License Agreement” of the Offer to Purchase is incorporated herein by reference.

The summary of the License Agreement in the Offer to Purchase is only a summary and is qualified in its entirety by reference to the License Agreement, a copy of which is filed as Exhibit (e)(3) to this Schedule 14D-9 and incorporated herein by reference.

Voting Agreements

In connection with the Closing, the Company will enter into voting agreements (the “Voting Agreements”) with WHP Global and certain stockholders of the Company (consisting of the Company’s controlling stockholder, Edward S. Lampert, and related funds) (together with WHP Global, each a “Specified Stockholder”), which will provide, among other things, that the Specified Stockholders will vote all of their shares of Common Stock in the Company held at the relevant time in favor of certain exchange events described in the LLCA (each, an “Exchange Event”), on the terms and subject to the conditions set forth in the Voting Agreements. The summary of the Voting Agreements contained in Section 11 – “The Purchase Agreement; Other Agreements – Voting Agreements” of the Offer to Purchase is incorporated herein by reference.

This summary of the Voting Agreements is only a summary and is qualified in its entirety by reference to the Voting Agreements, copies of which are filed as Exhibits (e)(4) and (e)(5) to this Schedule 14D-9 and incorporated herein by reference.

Debt Commitment Letter

WHP Borrower has obtained $250 million in committed debt financing through an incremental term loan facility pursuant to a fully executed amended and restated debt commitment letter, dated as of February 6, 2026, from Morgan Stanley Senior Funding, Inc (including its designated affiliates), Jefferies Finance LLC (including its designated affiliates), Deutsche Bank AG New York Branch (including its designated affiliates), Bank of Montreal (including its designated affiliates) and Wells Fargo Bank, National Association (including its designated affiliates) (collectively, the “Commitment Parties”), which, together with cash on hand and other readily available sources of funding, will be used to pay amounts related to the Transactions and the Offer, including fees and expenses. The obligations of the Commitment Parties to provide debt financing under the debt commitment letter are subject to the satisfaction of certain limited conditions. The consummation of the Offer is not conditioned on the receipt or availability of such debt financing or any other funds or financing by WHP Borrower or any of its affiliates.

This summary of the Debt Commitment Letter is only a summary and is qualified in its entirety by reference to the Debt Commitment Letter, a copy of which is filed as Exhibit (b)(1) to this Schedule 14D-9 and incorporated herein by reference.

ABL Agent License Agreement

Pursuant to the terms of that certain ABL Credit Agreement, dated as of November 16, 2017, by and among the Company, as lead borrower, Wells Fargo Bank, National Association, as administrative agent and collateral agent (the “ABL Agent”), and the other lenders and parties from time to time party thereto (as amended, restated, supplemented or otherwise modified from time to time, the “ABL Credit Agreement”), substantially concurrently with the IP Contribution, LE Topco will grant a license in favor of the ABL Agent to use certain intellectual property rights owned by LE Topco in connection with the exercise of rights and remedies of a secured party after the occurrence and during the continuance of an event of default under the ABL Credit Agreement.

Item 4.	The Solicitation or Recommendation.

(a)	Recommendation of the Board.

After careful consideration, including a thorough review of the terms and conditions of the Offer and the Transactions in consultation with the Company’s management and its legal and financial advisors, on January 25, 2026, the Board, among other things, duly (i) determined that the Transaction Agreements, Transactions and Offer are advisable and in the best interests of the Company, its subsidiaries and its stockholders, and (ii) recommended that the stockholders of the Company accept the Offer and tender their shares of the Common Stock to Purchaser pursuant to the Offer.

For the reasons described in more detail below, the Board recommends that the holders of shares of Common Stock accept the Offer and tender their shares of Common Stock to Purchaser in the Offer.

In reaching the conclusions and in making the recommendation described above, the Board took into account a number of reasons, described below under the caption “ – Background and Reasons for the Board’s Recommendation – Reasons for the Recommendation of the Board.”

(b)	Background and Reasons for the Board’s Recommendation.

Background of the Offer

The following chronology summarizes the key meetings and events that led to the signing of the Purchase Agreement. This chronology does not purport to catalogue every conversation of or among the Board, the Company’s senior management, the Company’s financial advisors or legal advisors, WHP Global or any other person.

As part of the Company’s ongoing consideration and evaluation of its long-term strategic goals and plans, the Board, together with members of the Company’s senior management and with the assistance of outside advisors, regularly reviews, considers and assesses the Company’s historical performance, operations, financing requirements, future growth prospects and strategic plans and considers strategic opportunities available to the Company as well as ways to enhance stockholder value and the Company’s performance and prospects, taking into account various factors, including the business, competitive, regulatory, financing and economic environment and developments in the Company’s industry. As part of these reviews, the Board, together with the Company’s senior management and with the assistance of the Company’s advisors, considers from time to time the best potential avenues to enhance stockholder value along with the potential benefits and risks of potential alternatives. The Board and senior management also regularly engage with the Company’s stockholders to discuss and solicit their perspectives on the Company’s strategic and financial direction.

After the close of market on February 24, 2025, Edward S. Lampert, the Company’s majority stockholder, sent a letter to the Board, suggesting that the Board initiate a sale process, that Mr. Lampert would be supportive of such a process and that, absent such a process, he intended to independently seek a buyer for his controlling interest in the Company. At the close of market on February 24, 2025, the trading price for Common Stock was $11.18 per share. On February 25, 2025, Mr. Lampert filed an amendment to his Schedule 13D (a “Schedule 13D/A”) disclosing his letter to the Board. Also on February 25, 2025, the Company held a Board meeting, including with representatives from Perella Weinberg Partners (“PWP”), Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”) and FGS Global, a strategic communications advisor (“FGS”), to review the letter. Later that same day, the Company issued a press release publicly confirming receipt by the Board of such letter.

On March 6, 2025, the Board held a meeting, which was also attended by members of the Company’s senior management and representatives of Wachtell Lipton. At the meeting, representatives of Wachtell Lipton discussed certain legal considerations, including the Board’s fiduciary duties, regarding the letter sent by Mr. Lampert. Representatives of Wachtell Lipton also discussed the material terms of an engagement letter, which provided that PWP would act as a financial advisor to the Company. At that point, representatives of PWP joined the meeting, as did representatives of FGS. The representatives of PWP provided an update to the Board about the Company’s financial and stock price performance, the market reaction to Mr. Lampert’s Schedule 13D/A filed on February 25, the Company’s current preliminary management plan, illustrative strategic and financial alternatives and the potential launch of a process to explore strategic alternatives. After discussion, the Board determined that it was in the best interests of the Company and its stockholders to initiate a process to consider strategic alternatives, including but not limited to a sale, merger or similar transaction involving the Company (the “Strategic Alternatives Process”), and resolved that the Company would initiate the Strategic Alternatives Process. The Board also resolved to formally retain Wachtell Lipton as legal advisor to the Company and PWP as financial advisor to the Company, each in connection with the Strategic Alternatives Process.

On March 7, 2025, the Company publicly announced that the Board had initiated the Strategic Alternatives Process.

Beginning in March 2025, representatives of PWP, at the direction of and in consultation with the Board and the Company’s senior management, contacted 90 potential buyers through a combination of outbound calls and responses to inbound inquiries. The Board entered into confidentiality agreements with 34 parties who expressed interest in participating in the Strategic Alternatives Process. All of the confidentiality agreements contained customary standstill provisions that would automatically terminate when the Company entered into a definitive acquisition agreement with a third party (other than certain affiliates of Mr. Lampert). Following the execution of the confidentiality agreements, members of the Company’s senior management and representatives of PWP facilitated the due diligence review of the Company by potential counterparties. During this time, the Company’s senior management, with the assistance of its advisors, prepared a management presentation and engaged in other preparatory work as part of the Strategic Alternatives Process.

On April 14, 2025, to facilitate the due diligence process, the Company provided access to an electronic data room to potential counterparties, including WHP Global and another potential strategic counterparty (“Party B”), and their representatives. With these potential counterparties, representatives of PWP shared a process letter, which requested that non-binding proposals to acquire the Company be submitted to PWP by May 20, 2025. The Company responded to numerous diligence requests from, and conducted numerous due diligence meetings with, potential counterparties, including representatives of WHP Global and Party B.

On April 23, 2025 and April 30, 2025, members of the Company’s senior management met with members of WHP Global’s senior management to discuss a potential transaction.

On May 16, 2025, the Company received a non-binding indication of interest from WHP Global to acquire all of the outstanding Common Stock for consideration that would allow each stockholder the choice of (i) $11.34 in cash per share or (ii) equity in a newly formed subsidiary of WHP Global that would own the Company’s intellectual property. Pursuant to the proposal, holders of up to 66% of the outstanding shares of Common Stock could elect to receive equity in the newly formed subsidiary (with proration if more than 66% made this election), provided that, in any event, such holders would not own more than 49% of the newly formed subsidiary (the “First WHP Proposal”). The closing price of the Common Stock on May 16, 2025 was $9.47 per share.

On May 20, 2025, the Company received a non-binding indication of interest from Party B to acquire all of the outstanding shares of Common Stock for $12.00 in cash per share (the “First Party B Proposal”). The closing price of the Company’s shares of Common Stock on May 20, 2025 was $8.94 per share.

On May 21, 2025, the Board held a meeting, which was also attended by members of the Company’s senior management. Representatives of PWP, Wachtell Lipton and FGS were also present at the meeting. During the meeting, representatives of PWP reviewed with the Board selected financial data, including the progression of the Company’s share price over time, the progression of the Company’s trading multiple over time and several recent M&A transactions involving apparel retailers. Representatives of PWP also reviewed with the Board the terms of the First WHP Proposal and the First Party B Proposal, presented the premium implied by each proposal over the Company’s current and historical share price and compared the EBITDA multiple implied by each proposal to precedent transactions in the industry. The Board, the Company’s senior management and the Company’s advisors then discussed the proposals, potential deal structures, conversations to date with potential counterparties and potential next steps in the Strategic Alternatives Process. Representatives of PWP indicated that they were scheduled to speak with Mr. Lampert on May 22, 2025 and would provide representatives of the Board with an update following such conversation.

Beginning on May 23, 2025, at the direction of the Board, representatives from PWP had discussions with representatives from each of WHP Global and Party B, separately, in order to provide feedback on the proposals and encourage both potential counterparties to improve the terms of their proposals, including their valuation of the Company.

On June 2, 2025, the Company received a revised non-binding indication of interest from WHP Global, increasing the purchase price for the cash option of the First WHP Proposal to $12.47 in cash per share (the “Second WHP Proposal”). Representatives of PWP engaged in subsequent discussions with representatives of WHP Global and provided feedback on the Second WHP Proposal to representatives of WHP Global.

On June 4, 2025, the Company received a revised non-binding indication of interest from Party B, increasing the purchase price of the First Party B Proposal to $14.00 in cash per share (the “Second Party B Proposal”). Party B also verbally indicated to representatives from PWP that it might be willing to increase its bid further.

On June 5, 2025, the Company received a revised non-binding indication of interest from WHP Global, increasing the purchase price for the cash option of the Second WHP Proposal to $13.50 in cash per share (the “Third WHP Proposal”). Representatives of PWP engaged in subsequent discussions with representatives of WHP Global and provided feedback on the Third WHP Proposal to representatives of WHP Global.

On June 6, 2025, the Board held a meeting, which was also attended by members of the Company’s senior management and representatives of PWP and Wachtell Lipton. During the meeting, representatives of PWP reviewed a market update with the Board, noting the Company’s release of first quarter results on June 5, 2025, the Company’s absolute and relative price progression, and its trading multiple. Representatives of PWP then reviewed with the Board the terms of the Third WHP Proposal and the Second Party B Proposal and analyzed the value of the revised bids. Detailed discussion ensued regarding the revised bids, including the likelihood of Party B to increase its bid further. The Board directed PWP to seek further increases in value from WHP Global and Party B and to advance WHP Global and Party B to the second round of the Strategic Alternatives Process, which would involve mutual due diligence.

On June 9, 2025, representatives from PWP contacted Party B and encouraged Party B to submit a revised bid with improved terms. On June 10, 2025, the Company received a revised non-binding indication of interest from Party B increasing the purchase price of the Second Party B Proposal to $15.00 in cash per share (the “Third Party B Proposal”).

On June 10, 2025, the Company provided WHP Global and Party B with access to additional due diligence information in the electronic data room. The Company subsequently responded to numerous diligence requests from, and conducted numerous due diligence meetings and teleconferences with representatives of WHP Global and Party B.

On June 19, 2025, the Board held a meeting, which was also attended by members of the Company’s senior management and representatives of PWP and Wachtell Lipton. During the meeting, representatives of PWP provided the Board with an update on the Strategic Alternatives Process and PWP’s discussions with WHP Global and Party B, including the extent of diligence review by WHP Global and Party B and expectations for finalizing the diligence process. Representatives of PWP then reviewed with the Board a presentation summarizing the equity component of the Third WHP Proposal. Discussion ensued regarding WHP Global and Party B and the structure of their respective proposals. Following discussion, the Board directed representatives of PWP to update Mr. Lampert on the Strategic Alternatives Process. Representatives of Wachtell Lipton then discussed related legal matters with the Board.

On June 23, 2025, representatives from PWP had a discussion with Mr. Lampert in order to update him on the Strategic Alternatives Process. Mr. Lampert expressed support for continuing the Strategic Alternatives Process.

In late June and early July, the Company engaged in additional due diligence discussions with WHP Global and Party B, and PWP had numerous conversations with WHP Global about the Third WHP Proposal. Then, on July 18, 2025, the Company received another revised non-binding indication of interest from WHP Global (the “Fourth WHP Proposal”), offering $15 per share in cash through a two-step tender offer under Section 251(h) of the Delaware General Corporation Law. The Third WHP Proposal further described that immediately following the closing, the Company would be separated into two businesses: a joint venture holding all of the Company’s intellectual property and an “OpCo” holding all other operations and personnel. The Fourth WHP Proposal provided that, in lieu of receiving some or all of the cash consideration, Mr. Lampert and certain of his affiliates would roll over some or all of their shares of the Common Stock in exchange for ownership of equity in either the joint venture or WHP Global. Furthermore, the Fourth WHP Proposal required that the transaction be negotiated through a special committee composed of fully independent and disinterested directors of the Company and conditioned on a majority of the Company’s disinterested stockholders tender into the tender offer.

On July 22, 2025, the Board held a meeting, at which members of the Company’s senior management and representatives of PWP and Wachtell Lipton were present. At this meeting, representatives of PWP noted that, since the last Board meeting on June 19, 2025, WHP Global and Party B had largely completed their due diligence review and were focused on deal structure and valuation. Representatives of PWP reviewed with the Board the Fourth WHP Proposal and indicated that, as previously permitted by the Board, both WHP Global and Party B were in direct contact with Mr. Lampert regarding potential deal structures, and that each of WHP Global and Party B had raised the possibility of a transaction that could involve Mr. Lampert rolling over some or all of his ownership interest as part of a transaction. Representatives of Wachtell Lipton then discussed related legal matters regarding the Strategic Alternatives Process with the Board.

On August 1, 2025, Mr. Lampert and his affiliates filed a Schedule 13D/A disclosing that, in connection to the Strategic Alternatives Process, Mr. Lampert and his affiliates were considering proposals pursuant to which they might roll over their shares of Common Stock in exchange for equity in the Company’s acquiror.

On August 4, 2025, the Board held a meeting, which was also attended by members of the Company’s senior management and representatives of PWP and Wachtell Lipton. Representatives of Wachtell Lipton indicated that Mr. Lampert had filed the Schedule 13D/A and noted that the “rollover” described in the Schedule 13D/A was contained in the Fourth WHP Proposal, and that, while it was not contained in the Third Party B Proposal, it was the Company’s understanding that a possible rollover had also been discussed between Mr. Lampert and representatives of Party B. Representatives of PWP then noted that both bidders were currently proposing $15 in cash per share, that due diligence was substantially complete and that both bidders had been in discussions with Mr. Lampert regarding his ownership and potential participation in a transaction. Representatives of Wachtell Lipton then reviewed certain legal considerations.

Also at such meeting, the Board passed resolutions establishing a special committee of the Board (the “Special Committee”). The Board delegated to the Special Committee the exclusive power to negotiate, oversee the negotiation of and reject any such go-private transaction. The Board appointed four (4) Board Members to such Special Committee, consisting of Robert Galvin, Gordon Hartogensis, Josephine Linden and Alicia Parker, each of whom had represented to the Board that they were (and each of whom the Board had determined, after inquiry conducted in consultation with counsel, was) independent and disinterested with respect to a potential go-private transaction.

On August 4, 2025, Mr. Galvin, who had initially been appointed to the Special Committee by the Board at its meeting earlier in the day, disclosed to the Company a potential business affiliation with Party B and, as a result, resigned from the Special Committee prior to the Special Committee’s first meeting. Later that day, the Special Committee held a meeting at which a member of the Company’s senior management and representatives of PWP and Wachtell Lipton were also present. During the meeting, the Special Committee elected Josephine Linden as chair. Also at such meeting, the Special Committee retained Wachtell Lipton as its legal counsel and PWP as its financial advisor. Subsequently, representatives of Wachtell Lipton indicated that they had prepared a proposed merger agreement, and provided a summary of the material terms of such draft agreement, which contained terms typical for a transaction of the type contemplated. Over the following week, the Company and its advisors iterated on the proposed terms of the merger agreement.

On August 12, 2025, the Special Committee held a meeting at which a member of the Company’s senior management and representatives of PWP and Wachtell Lipton were also present, during which representatives of PWP reported that Mr. Lampert was negotiating the terms of his potential rollover arrangement with each potential counterparty but had indicated that he was not committed to a transaction with either one or to any transaction at all. Representatives of PWP discussed with the Special Committee the status of the Strategic Alternatives Process, following which the Special Committee directed PWP to request that each of WHP Global and Party B submit revised proposals with their “best and final” cash price per share of Common Stock, excluding the shares held by Mr. Lampert and his affiliates, and that such proposals to be received no later than 12:00 p.m. (Eastern Time) on August 15, 2025. The Special Committee’s advisors then discussed with the Special Committee the topic of exclusivity between the Company and each potential counterparty, noting that the Committee need not make any decision about exclusivity at this time.

On August 15, 2025, the Company received a further revised non-binding indication of interest from WHP Global (the “Fifth WHP Proposal”), increasing the purchase price to $16.16 in cash per share (excluding any potential rollover shares). The Fifth WHP Proposal also proposed to issue to all stockholders a contingent value right (“CVR”) that would entitle each Company stockholder to $1.16 in cash per share if, following the closing of a transaction, the entity holding the Company’s intellectual property attained royalties in excess of certain aspirational thresholds. The Fifth WHP Proposal also requested that the Company and its affiliates enter into exclusive negotiations with WHP Global. Like the Fourth WHP Proposal, the Fifth WHP Proposal required that the transaction be negotiated with a special committee composed of fully independent and disinterested directors of the Company and be conditioned on tender by a majority of the Company’s disinterested stockholders. Party B did not submit a revised indication of interest and indicated to representatives of PWP that its Third Party B Proposal of $15 per share was its “best and final” offer.

On August 16, 2025, the Special Committee held a meeting, which was attended by a member of the Company’s senior management and representatives of PWP and Wachtell Lipton. At the meeting, representatives of PWP indicated that, in accordance with the direction given to PWP by the Committee on August 12, 2025, PWP had solicited revised cash bids from WHP Global and Party B. Representatives of PWP reported that WHP Global had submitted the Fifth WHP Proposal and summarized its terms. Discussion ensued regarding the mechanics of the CVR, the likelihood that stockholders would receive $1.16 per share, and potential issues regarding the CVR. The Special Committee and advisors discussed the additional time and complexity introduced to any transaction by including the CVR, as well as legal considerations. Following this discussion, the Special Committee directed PWP to encourage WHP Global to eliminate the CVR and increase the cash to be received by stockholders. The Special Committee discussed granting exclusivity to WHP Global, a decision on which it decided to defer until it received WHP Global’s response to the counterproposal.

On August 17, 2025, representatives from PWP discussed with WHP Global the possibility of removing the CVR and increasing the cash consideration. WHP Global indicated that it would discuss the feedback and potentially submit a revised bid.

On August 18, 2025, the Company received a further revised non-binding indication of interest from WHP Global, providing for a purchase price of $16.15 per share, as well as a special cash dividend of $0.10 per share for holders of Common Stock, including Mr. Lampert and his affiliates (the “Sixth WHP Proposal”). The terms of the Sixth WHP Proposal were conditioned on the Company’s agreement to negotiate exclusively with WHP Global for a specified time period. Like the Fourth and Fifth WHP Proposals, the Sixth WHP Proposal required that the transaction be negotiated with a special committee composed of fully independent and disinterested directors of the Company and be conditioned on tender by a majority of the Company’s disinterested stockholders. The Sixth WHP Proposal required that WHP Global have a partner to operate all or a portion of the Company’s current business, while the Company’s intellectual property would be contributed to an entity owned by WHP Global and Mr. Lampert in connection with his potential rollover. Also on August 18, 2025, representatives of Party B communicated to representatives of PWP that their offer of $15 per share, relayed in the Third Party B Proposal, remained unchanged.

On August 19, 2025, the Special Committee held a meeting, at which a member of the Company’s senior management and representatives of PWP and Wachtell Lipton were also present. The Special Committee concluded that the Sixth WHP Proposal was more attractive than the Third Party B Proposal, and PWP conveyed that Mr. Lampert also believed the Sixth WHP Proposal to be more attractive than the Third Party B Proposal. Representatives of PWP noted that the terms offered in the Sixth WHP Proposal were conditioned on exclusivity. Accordingly, the Special Committee discussed with PWP and Wachtell Lipton the benefits of entering into an exclusivity agreement with WHP Global, as well as its challenges, such as WHP Global’s expectation that the exclusivity obligation extend to the Company’s affiliates, including Mr. Lampert. The Special Committee directed PWP to discuss the proposed exclusivity agreement with WHP Global with Mr. Lampert. If Mr. Lampert agreed to abide by the exclusivity provisions negotiated by the Company, the Special Committee authorized the Company to enter into an exclusivity agreement with WHP Global and commence negotiating the terms of the transaction documents with WHP Global.

On August 21, 2025, in accordance with the Special Committee’s direction on August 19, 2025, the Company entered into an exclusivity agreement with WHP Investments, LLC, a Delaware limited liability company (“WHP Investments”) (the “First Exclusivity Agreement”). Pursuant to the First Exclusivity Agreement, the Company agreed that the exclusivity period (as amended and extended by any further letter agreements, the “Exclusivity Period”) would end on September 8, 2025. On the same day, the Company entered into a letter agreement with Mr. Lampert and his affiliates pursuant to which Mr. Lampert and his affiliates agreed to comply with the terms of the First Exclusivity Agreement applicable to them, as well as to indemnify and hold the Company harmless if he or his affiliates breached such terms.

Also on August 21, 2025 and in accordance with the Special Committee’s direction on August 19, 2025, representatives of Wachtell Lipton shared a draft merger agreement, as well as corresponding disclosure schedules, with representatives of Kirkland & Ellis, LLP (“K&E”), WHP Global’s legal counsel.

On August 24, 2025, representatives of K&E shared with representatives of Wachtell Lipton WHP Global’s diligence request list, which representatives of Wachtell Lipton relayed to members of Company senior management.

On August 25, 2025, Mr. Lampert filed a Schedule 13D/A stating that he had entered into the letter agreement agreeing to comply with the terms of the First Exclusivity Agreement applicable to affiliates of the Company, and that he had not made any determinations in respect of any potential transaction involving shares of Common Stock held by Mr. Lampert and his affiliates.

On August 29, 2025, representatives of K&E shared with representatives of Wachtell Lipton a revised draft merger agreement, which representatives of K&E and Wachtell Lipton discussed over a videoconference exchange on August 31, 2025. On September 3, 2025, representatives of Wachtell Lipton shared a revised draft of the merger agreement with representatives of K&E. Also on September 3, 2025, representatives of K&E sent to representatives of Wachtell Lipton a draft voting and support agreement, pursuant to which certain of the Company’s stockholders, including affiliates of Mr. Lampert and the Company’s executive officers, would, among other things, abstain from transferring their shares of Common Stock and agree to vote in favor of the adoption of the merger agreement and the approval of the merger and the other transactions contemplated by the merger agreement.

On September 4, 2025, and September 8, 2025, representatives of WHP Global traveled to the Company’s headquarters in Dodgeville, Wisconsin, together with representatives of entities that WHP Global had identified as potential partners in operating the Company’s business. There, representatives of WHP Global and its potential operating partners continued their due diligence processes.

On September 8, 2025, pursuant to the terms of the First Exclusivity Agreement, the Exclusivity Period expired. On September 9, 2025, WHP Global indicated to the Company and its advisors that it had not secured a commitment from an operating partner and that it would no longer be in a position to offer its previous terms to the Company’s stockholders and Mr. Lampert. WHP Global proposed, however, the following alternative transaction structure to the parties: (i) WHP Global would pay $283 million in cash for a 50% ownership interest in a newly formed subsidiary of the Company (“IPCo”), to which the Company would contribute intellectual property assets, with the Company retaining a 50% ownership interest in IPCo, and (ii) IPCo would license certain intellectual property back to the Company in exchange for royalty payments. WHP Global proposed that the Company’s interest in IPCo would be exchangeable for shares of WHP Global upon an IPO of WHP Global.

On September 15, 2025, WHP Global management emailed representatives of PWP to relay a new proposal reflecting the alternative transaction structure (the “Seventh WHP Proposal”), including $319 million in cash proceeds for a 55% ownership interest in IPCo, as well as up to $60 million to fund certain liabilities expected to be incurred in connection with the transaction. The Seventh WHP Proposal also proposed increased royalty rates and a guaranteed minimum royalty to be paid by the Company to IPCo post-closing, as well as a preferred waterfall distribution from IPCo to WHP Global. The Seventh WHP Proposal did not contemplate any tender of shares by the stockholders of the Company.

On September 18, 2025, the Board held a meeting, at which members of the Company’s senior management and representatives of PWP and Wachtell Lipton were also present. At this meeting, representatives of PWP summarized the terms of the Seventh WHP Proposal and highlighted that specific details and governance arrangements for IPCo were still to be negotiated. Representatives of PWP also noted that WHP Global had requested to enter into another exclusivity agreement for purposes of exploring and negotiating the new proposed transaction structure contemplated by the Seventh WHP Proposal. Representatives of Wachtell Lipton indicated that this alternative structure, as contemplated by the Seventh WHP Proposal, proposed to treat Mr. Lampert in the same manner as all other stockholders of the Company and, therefore, as a result of this change, the transaction would be considered by the full Board, as opposed to the Special Committee of the Board. A discussion ensued regarding the Seventh WHP Proposal, and the Board directed PWP to continue engaging exclusively with WHP Global and, on September 19, 2025, the Company entered into a second exclusivity agreement (the “Second Exclusivity Agreement”) with WHP Investments. On the same day, representatives of Cleary Gottlieb Steen & Hamilton LLP (“CGSH”), Mr. Lampert’s legal counsel, affirmed that Mr. Lampert and his affiliates agreed to comply with the terms of the Second Exclusivity Agreement applicable to them and to indemnify and hold the Company harmless if they breached such terms.

On September 21, 2025, representatives of PWP spoke to Mr. Lampert over a videoconference regarding the transaction structure contemplated by WHP Global. Mr. Lampert indicated that he did not support terms set forth in the Seventh WHP Proposal and proposed an alternative structure designed to deliver a superior combination of economics for the Company and its stockholders, while better aligning WHP Global with both the future success of the Company and IPCo. Under this structure, WHP Global would acquire (i) a 50% ownership interest in IPCo for $200 million, (ii) $100 million of Common Stock from existing stockholders through a tender offer at a stock price of approximately $40 per share, and (iii) $100 million of newly-issued Common Stock from the Company at a stock price of approximately $40 per share. Mr. Lampert also proposed that, in the event of an IPO, change of control or certain other liquidity events of WHP Global, the Company would have the option to exchange its equity interest in IPCo for equity interest in WHP Global. PWP relayed this proposal to representatives of Wachtell Lipton, who relayed this proposal to the Company. The next day, on September 22, 2025, Mr. Lampert communicated to PWP a supplement to the aforementioned proposal, suggesting that WHP Global purchase 2.5 million shares of Common Stock from each of (i) the existing stockholders, through a tender offer, and (ii) a new issuance of Common Stock at $40 per share, for an aggregate purchase price of $200 million, resulting in WHP Global owning approximately 14.49% of the Company’s capital stock on a pro forma basis. Such communications, along with analysis prepared by representatives of PWP, were shared with representatives of Wachtell Lipton and the Company. Representatives of PWP also engaged in subsequent discussions with representatives of WHP Global to provide feedback on the Seventh WHP Proposal.

On September 26, 2025, WHP Global management emailed representatives of PWP to propose that WHP Global acquire a 50% ownership interest in IPCo for $400 million in cash (the “Eighth WHP Proposal”). The Eighth WHP Proposal also proposed increased royalty rates and a guaranteed minimum royalty payable by the Company to IPCo, as well as a management services agreement fee payable annually by IPCo to WHP Global. Representatives of PWP provided feedback on the Eighth WHP Proposal to representatives of WHP Global.

On October 3, 2025, WHP Global submitted a new term sheet proposal (the “Ninth WHP Proposal”) providing for, among other terms, (i) the acquisition by WHP Global of a 50% ownership interest in IPCo for $300 million in cash; (ii) an intellectual property license back to the Company; (iii) a management services fee payable annually by IPCo to WHP Global; (iv) exchange of the Company’s interest in IPCo for WHP Global equity upon the occurrence of certain events; and (v) a tender offer of up to $100 million available to all stockholders of the Company at $45 per share. On October 5, 2025, representatives of the Company’s senior management and Board, together with Mr. Lampert and his advisors, met to further discuss the proposal and next steps for drafting a counterproposal.

On October 7, 2025, the Company’s advisors prepared a draft term sheet counterproposal, which representatives of PWP discussed via videoconference with Mr. Lampert and his advisors on the morning of October 8, 2025.

After incorporating feedback from all parties, later on October 8, 2025, representatives of Wachtell Lipton sent representatives of K&E a term sheet counterproposal, which differed from the Ninth WHP Proposal by proposing, among other things, lower royalty rates, improved exchange features and other commercial terms.

Between October 10, 2025, and October 26, 2025, the parties and their respective advisors continued to negotiate the terms of the Purchase Agreement, a purchase agreement for WHP Global’s acquisition of a membership interest in IPCo; the LLCA, an operating agreement for IPCo; and the License Agreement, all of which are more fully discussed above in Item 3 – Past Contacts, Transactions, Negotiations and Agreements.

On October 20, 2025, the Board held a meeting at which members of the Company’s senior management and representatives of PWP and Wachtell Lipton were present. During the meeting, representatives of PWP summarized WHP Global’s October 3, 2025 term sheet proposal and the Company’s October 8, 2025 counterproposal. Discussion ensued regarding, among other things, the governance of IPCo, the exchange reference multiples associated with various put and call rights to be exercisable by the Company and WHP Global through their equity interests in IPCo and the potential future value that such put and call rights might provide to the Company. The Board expressed its support for continuing to pursue negotiations.

On October 27, 2025 and October 28, 2025, representatives of the Company’s senior management and of the Board, together with the Company’s advisors from PWP and Wachtell Lipton, met in-person at Wachtell Lipton’s offices with Mr. Lampert, together with his advisors from CGSH, and with WHP Global’s management, together with WHP Global’s advisors from K&E to discuss the terms of the proposed transaction. Also on October 28, 2025, the Company and WHP Investments entered into a confidentiality agreement to enable the provision of WHP Global’s financial statements and other due diligence for the Company’s review.

On October 30, 2025, representatives of K&E shared with representatives of Wachtell Lipton a term sheet summarizing the monetization and exchange rights proposed to be included in the LLCA, who subsequently shared such term sheet with the Company and its advisors and Mr. Lampert’s advisors. Later that evening, the Company and its advisors and Mr. Lampert and his advisors held a meeting over videoconference to discuss the proposed terms. The proposed terms were also discussed by the Company and its advisors, Mr. Lampert and his advisors, and WHP Global and its advisors in a meeting over videoconference on October 31, 2025. In the days following, the Company and its advisors, together with representatives of CGSH, had several internal discussions and held subsequent videoconference discussions with WHP Global and its advisors.

Following such meetings, during the period from November 12, 2025, through November 19, 2025, the Company and WHP Global, along with their respective advisors, exchanged drafts of the Purchase Agreement, the LLCA, the License Agreement and the MSA, a management services agreement by which IPCo would provide a fee to Purchaser in relation to management services provided by Purchaser to IPCo and which is more fully discussed above in Item 3 – Past Contacts, Transactions, Negotiations and Agreements.

On November 17, 2025, the Board held a meeting, which was also attended by members of the Company’s senior management and representatives of PWP and Wachtell Lipton. Representatives of PWP provided an update regarding the Strategic Alternatives Process and noted during the meeting that substantial effort had been devoted to negotiating the terms of the potential transaction with WHP Global since the last meeting with the Board on October 20, 2025. Representatives of PWP reviewed market information prior to reviewing certain key elements of the latest proposed terms of the transaction. Representatives of PWP noted that the summary effect of the proposed transaction was that the Company would pay royalties to IPCo, use the proceeds from sale of its IPCo interest to retire its term loan and receive the potential upside of the exchange of the Company’s joint venture interest for equity of WHP Global upon the occurrence of certain events and at certain valuations. Representatives of PWP also discussed the proposed terms of Wachtell Lipton’s most recent draft of the License Agreement. Representatives of PWP explained to the Board that the Company’s stockholders would receive the tender offer premium and that the joint venture could create more value from the Company’s intellectual property than the Company could on its own, depending on achievement of IPCo’s business plan.

During the period from November 17, 2025 through November 29, 2025, the Company and WHP Global, along with their respective advisors, exchanged several drafts of, and engaged in discussions and negotiations concerning the terms of the transaction agreements.

On December 1, 2025, representatives of WHP Global called a representative of PWP, informing them that they were planning to send a written response to the Company’s proposed terms. They summarized key changes from the Company’s latest proposal, including: exchange mechanics, consideration in the event of a change of control or IPO of WHP Global and dispute resolution procedures over the calculations relating to such consideration. Later that morning, WHP Global shared a draft term sheet for the LLCA (the “LLCA Term Sheet”) with representatives of PWP, who then shared it with representatives of Wachtell Lipton, representatives of CGSH, and the Company. The Company met with its advisors and legal representatives of Mr. Lampert to discuss reactions to such term sheet, and over the next two weeks, the Company and its advisors engaged in several discussions both internally and with WHP Global and its advisors to discuss outstanding issues in the LLCA Term Sheet.

On December 14, 2025, representatives of PWP, the Company and its advisors and Mr. Lampert and his advisors received an updated version of the LLCA Term Sheet from WHP Global. Representatives of PWP advised the Company that such term sheet was positioned as providing the “best and final” exchange terms from WHP Global. On December 14, 2025, a representative of the Board, together with Mr. Lampert and representatives of WHP Global, engaged in a teleconference conversation to resolve outstanding issues relating to such terms.

On December 17, 2025, WHP Global shared a term sheet regarding the royalty structure in the License Agreement with the Company and its advisors. The term sheet provided for, among other features, an improved offer on royalty rates by adjusting LEDM’s royalties based on the total royalties received by IPCo (including from IPCo’s other licensees) above a specified threshold. It also provided that the guaranteed minimum royalty would increase by 1% annually from the 12th through the 21st contract year and remain fixed thereafter.

During the period from December 17, 2025 through January 25, 2026, the Company and WHP Global, along with their respective advisors, exchanged several drafts of, and engaged in numerous discussions and negotiations concerning the terms of, the Purchase Agreement, the LLCA, the License Agreement and the exhibits thereto, incorporating input from Mr. Lampert and his advisors.

On December 31, 2025, January 3, 2026 and January 4, 2026, representatives of Wachtell Lipton had a discussion via videoconference with representatives of K&E to discuss the LLCA. The main points of discussion included, among others, the calculation of the multiple applicable upon exchange events, preemptive rights and the distribution of excess cash of IPCo.

On January 8, 2026, the Board held a meeting, which was also attended by members of the Company’s senior management and representatives of PWP and Wachtell Lipton. During the meeting, representatives of PWP provided a comprehensive summary of the process to date. Representatives of PWP then reviewed select illustrative scenarios, including an IPO and a change of control of WHP Global at different multiples of EBITDA and with various forms of consideration, in which the Company would have the right or obligation to exchange its equity share in IPCo for WHP Global’s equity. Representatives of PWP then reviewed considerations related to the transaction, noting that the strategic and financial impact of the proposed transaction would be determined by a variety of factors, including the financial performance of the Company and IPCo, the economic environment and the Company’s ability to realize proceeds from a potential exchange of its IPCo interests for WHP Global interests. The Board then engaged in discussion regarding the proposed transaction.

On January 10, 2026, representatives of CGSH shared with representatives of Wachtell Lipton a draft voting and support agreement (the “ESL Voting and Support Agreement”) by and among the Company, Mr. Lampert and his affiliates that hold Common Stock (the “ESL Stockholders”), pursuant to which, among other things, the ESL Stockholders would agree that, if the Company determined that a vote of its stockholders was required to consummate an exchange into WHP Global equity because of a qualifying future IPO of WHP Global, qualifying change of control of WHP Global or a qualifying asset sale of WHP Global (each, an “Exchange Transaction”), then at any future meeting of the Company stockholders called to approve such Exchange Transaction, each ESL Stockholder would vote in favor of the approval and consummation of such Exchange Transaction and against any action or agreement that would prevent or materially delay such Exchange Transaction.

On January 12, 2026, representatives of CGSH shared the ESL Voting and Support Agreement with representatives of K&E, indicating that they would expect a reciprocal agreement with respect to shares of Common Stock acquired by Purchaser pursuant to the Offer.

On January 15, 2026, representatives of K&E shared responses to outstanding negotiation issues with Wachtell Lipton and provided comments to the ESL Voting and Support Agreement. On January 17, 2026, representatives of PWP shared responses to outstanding negotiations issues with WHP Global. On January 20, 2026, representatives of K&E shared responses to outstanding negotiation issues with Wachtell Lipton.

On January 24, 2026, representatives of K&E provided comments to the ESL Voting and Support Agreement. On January 25, 2026, representatives of K&E shared a draft of the voting and support agreement between the Company and Purchaser (which would require Purchaser to vote in favor of the same transactions as the ESL Stockholders in the ESL Voting and Support Agreement) with representatives of CGSH and Wachtell Lipton, in a form substantially similar to the ESL Voting and Support Agreement.

On January 25, 2026, the Board held a meeting, at which members of the Company’s senior management and representatives of PWP and Wachtell Lipton were present. During the meeting, representatives of PWP summarized several updated terms of the proposed transaction. Also during the meeting, representatives of Wachtell Lipton summarized certain legal matters related to the transaction. Subsequently, representatives of Wachtell Lipton proceeded to review certain aspects of the transaction, including the exchange rights and related provisions, lock-up provisions, transfer restrictions and rights, governance structure, consent rights and voting agreements, as set forth in a memorandum provided to the Board prior to the meeting summarizing the key terms of the transactions. After discussing and considering a variety of factors, including those discussed below under the caption “– Reasons for the Recommendation of the Board,” the Board (1) determined that the transaction agreements and the transactions contemplated thereby were advisable and in the best interests of the Company, its subsidiaries and its stockholders, (2) determined that each of the transaction agreements, with such changes as certain authorized persons of the Company might approve in their sole discretion, and the transactions contemplated thereby, were approved, ratified, adopted and authorized in all respects by the Board and (3) recommended that the stockholders of the Company accept the Offer and tender their shares of Common Stock to Purchaser pursuant to the terms of the Offer.

On the morning of January 26, 2026, the Company and Purchaser executed the Purchase Agreement and issued a joint press release announcing the execution of the Purchase Agreement and that Purchaser will commence a tender offer for up to approximately $100 million of shares of Common Stock at a price of $45.00 per share. At the close of trading on January 26, 2026, the trading price for Common Stock was $18.76 per share.

Reasons for the Recommendation of the Board

In reaching its decision to recommend that the holders of shares of Common Stock accept the Offer and tender their shares into the Offer, and to approve the Purchase Agreement and the other Transaction Agreements, the Board consulted and received advice from the Company’s outside legal, financial, accounting and other advisors and determined that the following reasons supported such transactions (which are not in any relative order of importance):

•	Attractive Value of the Offer. The Board’s belief that the right to tender shares of Common Stock in the Offer represents an attractive value proposition to the holders of Common Stock in light of a number of factors, including, but not limited to:

o	the fact that the Offer Price represents a premium of approximately 220.3% to the closing price per share of Common Stock on January 23, 2026, the last trading day prior to the announcement of the Offer. The Offer Price also represents a premium of approximately 194.4% to the 90-day volume-weighted average share price as of January 23, 2026, the last trading day before the announcement of the Offer, and a premium of approximately 203.1% to the 30-day volume-weighted average share price as of January 23, 2026, the last trading day before the announcement of the Offer;

o	the fact that the Offer is substantially above the two-year trading history price of the Common Stock and analyst price targets;

o	the fact that the Offer permits holders of shares of Common Stock to elect their level of participation in the Offer, subject to a pro rata cutback;

o	the fact that the Offer provides holders of shares of Common Stock with the opportunity to achieve liquidity for all or a portion of their investments, subject to a pro rata cutback, should they choose to tender their shares of Common Stock in the Offer; and

o	the fact that the holders of shares of Common Stock will continue to have the opportunity to participate in any future growth or benefit from any future increase in the value of the Company and any future dividends should they choose not to tender their shares of Common Stock in the Offer.

•	Best Strategic Alternative. Following a lengthy process, as described in more detail above under the caption “ – Background of the Offer,” the Board determined that there are no strategic alternatives to the Offer and the Transactions available to the Company at this time on terms and conditions that, taken as a whole, would be superior to all of the Company’s stockholders than the terms and conditions of the Offer and the Transactions, taken as a whole. Specifically, among other things, the Board considered:

o	the identity of Purchaser and its affiliates, and their expertise, resources and history of excellence in the brand management industry, which reinforces the Board’s belief that Purchaser will enhance the Company’s ability to achieve its future goals, including through Purchaser’s management of global licensing strategy and brand expansion;

o	the fact that the Company solicited interest from approximately 90 parties to understand the potential strategic alternatives available to the Company, including potential interest from the third parties that the Board believed were among the most likely third parties to have an interest in a strategic transaction with the Company, and the fact that none of those discussions resulted in what the Board believed would be an alternative superior to the Offer and the Transactions, taken as a whole;

o	the Board’s and management’s assessment of the Company’s financial performance and prospects in the status quo, taking into account, among other things, certain business, financial and execution risks, and certain other risks associated with rejecting the Offer and the Transactions; and

o	the fact that the Board considered the timing and likelihood of the Company accomplishing its business plans and strategic objectives of the possible alternatives to the strategic transaction with Purchaser, including the chief alternative considered as described above under the caption “– Background of the Offer,” and the potential benefits and risks of those alternatives.

•	Likelihood and Speed of Consummation. The Board considered the likelihood of consummation of the Offer and the Transactions to be high, particularly in light of the terms and conditions of the Purchase Agreement, including:

o	the Board’s assessment of the likelihood that the Offer and the Transactions would be completed based on, among other things, the conditions to the Closing and the assessment of the Board, after consulting with counsel, regarding the likelihood of obtaining all required regulatory approvals; and

o	the fact that Purchaser’s obligation to complete the Offer and the Transactions is not subject to any financing condition.

•	Optionality. The Board considered that each of the Company’s stockholders will be able to make an independent judgment whether to maintain its ownership interest in the Company or to reduce or, pending proration, eliminate its interest in the Company by participating in the Offer and that the nature of the Offer is entirely voluntary and that no stockholder will be compelled to tender its shares of Common Stock in the Offer. Considerations that the Board believed may be relevant to each stockholder’s individual decision whether to tender also included:

o	the stockholder’s determination of the adequacy of the Offer Price in light of the stockholder’s own investment objectives and analysis;

o	the stockholder’s views as to the Company’s prospects and outlook and whether the Transaction Agreements will sufficiently preserve a premium to be paid for such shares of Common Stock in future strategic transactions involving the Company’s common equity, if any;

o	the stockholder’s views as to the Company’s prospects and outlook and whether the Transaction Agreements will sufficiently preserve a premium to be paid for such shares of Common Stock in future strategic transactions involving Purchaser’s equity, including the potential upside upon the occurrence of an Exchange Event, if any;

o	the stockholder’s need for liquidity or diversification of its investment portfolio;

o	other investment opportunities, including other types of investments, available to the stockholder;

o	whether the stockholder requires current income on its investment in the Company;

o	the stockholder’s assessment of the appropriateness for investing in equity securities generally in the current economic, business and political climate, with respect to which the stockholder may wish to consult with competent investment professionals;

o	the tax consequences to the stockholder of participating in the Offer, for which the stockholder may wish to consult with competent tax advisors; and

o	the factors considered by the Board as described in this section and any other factors that the stockholder deems relevant to its investment decision.

In the course of its deliberations, the Board also considered, among other things, a variety of risks and potentially negative factors in determining whether to accept the Offer and to recommend that its stockholders tender their shares of Common Stock into the Offer (not necessarily in order of relative importance):

o	the fact that Purchaser is offering to purchase less than all of the outstanding shares of Common Stock;

o	the fact that, in the event that more than 2,222,222 shares of Common Stock are validly tendered and not validly withdrawn prior to the expiration of the Offer, upon acceptance, Purchaser will purchase such tendered shares on a pro rata basis from all tendering stockholders (with adjustments to avoid purchases of fractional shares of Common Stock), and such proration may require such stockholders to hold, after the consummation of the Offer, shares of Common Stock that they had tendered into the Offer;

o	the fact that the closing of the Offer is conditional on the satisfaction of certain conditions to the Closing that are not within the Company’s control;

o	the risk of diverting management’s focus and resources from other strategic opportunities and from operational matters while working to implement the Offer and the Transactions, and the possibility of other management and employee disruption associated with the Offer and the Transactions;

o	the risk that, while the Offer and the Transactions are expected to be completed, there can be no guarantee that all conditions to the Offer or conditions to the Closing will be satisfied and, as a result, it is possible that the Offer and the Transactions may not be completed;

o	the conditions to the Closing, including certain regulatory approvals, and the right of Purchaser to terminate the Purchase Agreement under certain circumstances;

o	the risk that holders of Common Stock may object to and try to challenge the Offer or the Transactions in court; and

o	the fact that the consideration in the Offer consists of cash and will therefore be taxable to the Company’s stockholders who are subject to taxation for U.S. federal income tax purposes.

The preceding discussion of the information and factors considered by the Board is not, and is not intended to be, exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and the Transactions and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the various factors considered in reaching its determination. In addition, the Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Board, but rather the Board conducted an overall analysis of the factors described above, including discussions with, and questioning of, the Company’s management, legal counsel and financial advisor.

This explanation of the Board’s reasons for its recommendations and other information presented in this section includes statements that are forward-looking in nature and, therefore, should be read in light of the factors described in “Item 8. Additional Information – Cautionary Note Regarding Forward Looking Statements.”

(c)	Intent to Tender.

As of March 9, 2026, the executive officers and directors of the Company beneficially owned, in the aggregate, 528,705 shares (excluding shares issuable upon exercise of outstanding Company Options and vesting and settlement of outstanding Company RSU Awards and Company PSU Awards), representing approximately 1.7% of the then-outstanding shares of Common Stock. To the Company’s knowledge, after reasonable inquiry, each executive officer and director of the Company who owns shares of Common Stock presently intends to tender in the Offer all shares that he or she owns of record or beneficially. The foregoing does not include any shares of Common Stock over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

The Board selected PWP as its financial advisor because it is a leading global independent advisory firm that has substantial experience in transactions similar to the Offer and the Transactions and also has familiarity with the Company and the markets in which it operates. Pursuant to a letter agreement dated March 7, 2025 (as amended pursuant to an amendment to the engagement letter, dated January 23, 2026), the Company engaged PWP to act as the Company’s financial advisor in connection with the contemplated Transactions. The engagement letter between the Company and PWP provides for an aggregate fee that is estimated, based on the information available as of the date of announcement, at $10.25 million, all of which is contingent upon consummation of the Offer and the Transactions. In addition, the Company has agreed to reimburse PWP for certain expenses arising out of or in connection with its engagement and to indemnify PWP against certain liabilities relating to or arising out of the engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations in connection with the Offer.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to the Common Stock have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors or affiliates during the 60 days prior to the date of this Schedule 14D-9 except as follows:

Name of Person	Transaction Date	Number of Shares	Price Per Share ($)	Nature of Transaction
Andrew J. McLean	1/26/2026	42,020	$10.81	Acquisition – Exercise of stock options on a net exercise basis
Andrew J. McLean	1/26/2026	42,021	$10.81	Acquisition – Exercise of stock options on a net exercise basis
Andrew J. McLean	1/26/2026	31,350	$17.543	Disposition – Forfeiture of shares to satisfy the payment of exercise price and tax withholding in connection with exercise
Andrew J. McLean	1/26/2026	28,892	$20.00	Disposition – Forfeiture of shares to satisfy the payment of exercise price and tax withholding in connection with exercise
Robert Galvin	1/30/2026	862	$17.76	Acquisition – Issuance of stock in lieu of cash fees, pursuant to Director Compensation Policy
Alicia Parker	1/30/2026	378	$17.76	Acquisition – Issuance of stock in lieu of cash fees, pursuant to Director Compensation Policy
Gordon Hartogensis	1/30/2026	1,724	$17.76	Acquisition – Issuance of stock in lieu of cash fees, pursuant to Director Compensation Policy
Andrew J. McLean	2/17/2026	84,040	$10.81	Acquisition – Exercise of stock options on a net exercise basis
Andrew J. McLean	2/17/2026	63,072	$18.32	Disposition – Forfeiture of shares to satisfy the payment of exercise price and tax withholding in connection with exercise
Peter L. Gray	3/5/2026	23,039	$0	Acquisition – Issuance of stock upon determination that performance criteria had been met for performance-based RSUs
Peter L. Gray	3/5/2026	8,069	$16.24	Disposition – Forfeiture of shares to satisfy the payment of tax withholding in connection with the vesting of performance-based RSUs
Kym Maas	3/5/2026	11,791	$0	Acquisition – Issuance of stock upon determination that performance criteria had been met for performance-based RSUs
Kym Maas	3/5/2026	4,398	$16.24	Disposition – Forfeiture of shares to satisfy the payment of tax withholding in connection with the vesting of performance-based RSUs
Bernard McCracken	3/5/2026	4,921	$0	Acquisition – Issuance of stock upon determination that performance criteria had been met for performance-based RSUs
Bernard McCracken	3/5/2026	1,836	$16.24	Disposition – Forfeiture of shares to satisfy the payment of tax withholding in connection with the vesting of performance-based RSUs
Andrew J. McLean	3/5/2026	78,196	$0	Acquisition – Issuance of stock upon determination that performance criteria had been met for performance-based RSUs
Andrew J. McLean	3/5/2026	36,753	$16.24	Disposition – Forfeiture of shares to satisfy the payment of tax withholding in connection with the vesting of performance-based RSUs

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as otherwise set forth in this Schedule 14D-9 or the Transaction Agreements or as incorporated in this Schedule 14D-9 by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, shares of Common Stock by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the Company’s present dividend policy, or indebtedness or capitalization.

Item 8.	Additional Information.

(a)	Regulatory Approvals.

U.S. Antitrust Clearance. Under the HSR Act and the related rules and regulations promulgated thereunder, certain transactions may not be consummated until notifications have been given and information has been furnished to the U.S. Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice and all statutory waiting period requirements have been satisfied. The Offer is reportable under the HSR Act. Each of Purchaser and the Company submitted their required notifications pursuant to the HSR Act on February 13, 2026.

At any time, before or after the closing, the U.S. Federal Trade Commission or the Antitrust Division of the U.S. Department of Justice may take action under the antitrust laws, including seeking to enjoin the completion of the Offer, to rescind the Offer or to conditionally permit completion of the Offer subject to regulatory conditions or other remedies. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin the completion of the Offer or permitting completion subject to regulatory conditions. Private parties may also seek to take legal action under the antitrust laws under some circumstances. Although neither Purchaser nor the Company believes that the Offer violates the antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

Foreign Competition Law Filings. The Company and certain of its subsidiaries conduct business in a variety of countries outside of the United States. Purchaser has informed the Company that a merger control filing is required of Purchaser in Germany before the Transactions may be completed. Purchaser submitted the required filing in Germany on February 12, 2026. The Company has provided Purchaser with information and certifications regarding its business and finances that are required for such filing.

The competition authority in Germany may refuse to grant required approvals or clearances, bring legal action under applicable German competition law seeking to enjoin the Offer or Transactions or seek the divestiture of the shares of Common Stock acquired by Purchaser or the divestiture of substantial assets of the Company or its subsidiaries or Purchaser or its subsidiaries. There can be no assurance that Purchaser will obtain the required German merger control approvals or that a challenge to the Offer or Transactions by the German or another foreign competition authority will not be made, or if such a challenge is made, the result thereof.

(b)	Cautionary Note Regarding Forward-Looking Statements.

This filing contains forward-looking statements, including statements regarding the proposed transactions by and among the Company, LEDM, WHP Borrower, WHP Global, Purchaser and LE Topco. These forward-looking statements generally are identified by the words “anticipate,” “estimate,” “expect,” “intend,” “project,” “plan,” “predict,” “believe,” “seek,” “continue,” “outlook,” “may,” “might,” “will,” “should,” “can have,” “likely,” “targeting” or the negative version of these words or comparable words. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the Offer and the Transactions, the ability of the parties to complete the Offer and the Transactions, the expected benefits of the Offer and the Transactions, including future financial and operating results and strategic benefits, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on beliefs and assumptions made by the Company’s management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. These forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if the Company management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  Important factors that could cause actual results to differ materially from those described in this filing include, among others:

•	uncertainties as to the timing of the Offer and the Transactions;

•	uncertainties as to how many of the Company’s stockholders will tender their shares of stock in the Offer;

•	the possibility that one or more closing conditions for the Offer and the Transactions may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the Offer and the Transactions (or only grant approval subject to adverse conditions or limitations), may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of the Company may not be obtained;

•	the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any;

•	the risk that the Offer and the Transactions may not be completed on the terms or in the time frame expected by the Company or at all;

•	unexpected costs, charges or expenses resulting from the Offer and the Transactions;

•	uncertainty of the expected financial performance of LE Topco following completion of the Offer and the Transactions;

•	the possibility that there could be fluctuations in the trading price of Common Stock as a result of the announcement, pendency or consummation of the Offer and the Transactions;

•	the effects of the Offer and the Transactions on relationships with employees, other business partners or governmental entities;

•	negative effects of this announcement, the pendency or the consummation of the Offer and the Transactions on the market price of Common Stock and/or the Company’s operating results, including current or future business;

•	risks associated with potential significant volatility and fluctuations in the market price of Common Stock;

•	significant transaction costs;

•	the risk that stockholder litigation in connection with the Offer and the Transactions or other litigation, settlements or investigations may affect the timing or occurrence of the Offer and the Transactions or result in significant costs of defense, indemnification and liability;

•	the occurrence of any event that could give rise to termination of the Offer or the Transactions;

•	risks related to the disruption of management’s time from ongoing business operations due to the pendency of the Offer and the Transactions, or other effects of the pendency of the Offer and the Transactions on the relationship of any of the parties to the transaction with their employees, customers, suppliers, or other counterparties;

•	global economic, political, legislative, regulatory and market conditions (including competitive pressures), evolving legal, regulatory and tax regimes, including the effects of tariffs, inflation and foreign currency exchange rate fluctuations around the world, the challenging consumer retail market in the United States and around the world and the impact of war and other conflicts around the world; and

•	other factors, including those set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended January 31, 2025 and subsequent Quarterly Reports on Form 10-Q.

Item 9.	Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated February 26, 2026 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO of LEWHP, LLC filed with the Securities and Exchange Commission on February 26, 2026 (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Summary Advertisement, as published in The New York Times on February 26, 2026 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(5)(A)	Press Release, dated January 26, 2026, issued by the Company and Purchaser (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser with the Securities and Exchange Commission on February 26, 2026).

(a)(5)(B)	Press Release, dated February 26, 2026, issued by Purchaser (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

(b)(1)^	Credit Agreement, dated February 20, 2025, by and among WH Borrower, LLC, as the borrower, WH Intermediate, LLC, as Holdings, Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent, and the lenders party thereto from time to time (incorporated by reference to Exhibit (b)(1) to the Schedule TO).

(b)(2)^	Amended and Restated 2026 Incremental Commitment Letter, dated February 6, 2026, by and among WH Borrower, LLC, Morgan Stanley Senior Funding, Inc., Jefferies Finance LLC, Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Bank of Montreal, BMO Capital Markets Corp., Wells Fargo Bank, National Association and Wells Fargo Securities, LLC (incorporated by reference to Exhibit (b)(2) to the Schedule TO).

(e)(1)	Membership Interest Purchase Agreement, dated January 26, 2026, by and among the Company, LEDM, Purchaser, WHP Borrower and WHP Global (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 26, 2026 (File No. 001-09769)).

(e)(2)	Form of Amended and Restated Limited Liability Company Agreement, by and among the Company, LEDM, Purchaser, WHP Global and LE Topco (incorporated by reference to Exhibit A to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 26, 2026 (File No. 001-09769)).

(e)(3)	Form of License Agreement, by and among the Company, LEDM and LE Topco (incorporated by reference to Exhibit B to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 26, 2026 (File No. 001-09769)).

(e)(4)	Form of Voting and Support Agreement, by and among the Company, Edward S. Lampert and related funds (incorporated by reference to Exhibit J to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 26, 2026 (File No. 001-09769)).

(e)(5)	Form of Voting and Support Agreement, by and among the Company and Purchaser (incorporated by reference to Exhibit K to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 26, 2026 (File No. 001-09769)).

^ Schedules and similar attachments omitted pursuant to Item 601(a)(5) of Regulation S-K. Purchaser agrees to furnish supplementally a copy of any omitted schedules, annexes and/or exhibits to the Securities and Exchange Commission upon request; provided, however, that Purchaser may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules, annexes or exhibits so furnished.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2026

Lands’ End, Inc.

By:	/s/ Peter L. Gray
Name: Peter L. Gray
Title: President, Lands’ End Licensing, Chief Administrative Officer and General Counsel